

November 28, 2011

<u>**Via E-Mail**</u>

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **McCormick & Schmick's Seafood Restaurants, Inc.**
> **Schedule TO-T filed November 22, 2011 by Landry's MSA Co., Inc.**
> **and Landry's, Inc.**
> **SEC File No. 005-79958**

Dear Mr. Wolosky:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

1. Please revise your offer document to describe the terms of the Top-Up option and to disclose the number of shares authorized but unissued available for your exercise of the option. If that number of shares is less than the number of shares that would allow you to own 90% of the outstanding shares of McCormick after the exercise of the option, please disclose the percentage of shares that must be tendered for the issuance of shares pursuant to the option to result in your ownership of 90% of McCormick's shares of common stock.

<u>Material United States Federal Income Tax Consequences, page 21</u>

2.   We note your disclosure relating to Circular 230. Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

   · the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   · the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                Sincerely,

                                /s/ Daniel F. Duchovny
                                Daniel F. Duchovny
                                Special Counsel
                                Office of Mergers and Acquisitions